**Exhibit 99.1**

## JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Medline Inc., and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement (this "Agreement") as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: 02/13/2026

**Mozart Aggregator II LP**

By: Blackstone Management Associates VIII L.L.C., its general partner
By: BMA VIII L.L.C., its general partner

By:  /s/ Robert Brooks
Name: Robert Brooks
Title:  Authorized Signatory

**BCP Mozart Aggregator L.P.**

By: BCP 8 Holdings Mozart Manager L.L.C., its general partner
By: BMA VIII L.L.C., its managing member

By:  /s/ Robert Brooks
Name: Robert Brooks
Title:  Authorized Signatory

**Blackstone Management Associates VIII L.L.C.**

By: BMA VIII L.L.C., its general partner

By:  /s/ Christopher Striano
Name: Christopher Striano
Title:  Senior Managing Director and Chief Operating
    Officer of Global Finance

**BCP 8 Holdings Mozart Manager L.L.C.**

By: BMA VIII L.L.C., its managing member

By:  /s/ Christopher Striano
Name: Christopher Striano
Title:  Senior Managing Director and Chief Operating
    Officer of Global Finance

**BMA VIII L.L.C.**

By:  /s/ Christopher Striano
Name: Christopher Striano
Title:  Senior Managing Director and Chief Operating
    Officer of Global Finance

**Blackstone Holdings II L.P.**

By: Blackstone Holdings I/II GP L.L.C., its general partner

By:  /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:  Managing Director - Assistant Secretary

**Blackstone Holdings I/II GP L.L.C.**

By:  /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:  Managing Director - Assistant Secretary

**Blackstone Inc.**

By:  /s/ Victoria Portnoy
Name: Victoria Portnoy
Title:  Managing Director - Assistant Secretary

**Blackstone Group Management L.L.C.**

By:       /s/ Victoria Portnoy
Name:    Victoria Portnoy
Title:     Managing Director - Assistant Secretary

**Stephen A. Schwarzman**

By:       /s/ Stephen A. Schwarzman
Name:    Stephen A. Schwarzman